Exhibit 99.1

LI BANG INTERNATIONAL CORPORATION INC.

(Incorporated in the Cayman Islands with limited liability)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 30, 2025 Beijing Time

NOTICE IS HEREBY GIVEN that an annual general meeting (“Meeting”) of Li Bang International Corporation Inc. (the “Company”) will be held at the offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, on December 30, 2025 at 9:00 p.m., Beijing Time (December 30, 2025 at 8:00 a.m., Eastern Time) for the purpose of considering and voting upon the following proposals:

Proposal No. 1: By ordinary resolutions, to re-appoint the following individuals as directors of the Company to serve on the Board of Directors until their office is otherwise vacated or they are removed by ordinary resolution:

Feng Huang;

Funa Li;

Lianyong Song;

Liqi Xi; and

Libing Yan.

Proposal No. 2: By ordinary resolutions, to re-appoint Wei, Wei & Co., LLP (“Wei Wei”), as the independent registered public accounting firm of the Company for the fiscal year ended June 30, 2026; to ratify the appointment of Wei Wei as the independent registered public accounting firm of the Company for the fiscal year ended June 30, 2025; and to authorize the board of directors of the Company (the “Board of Directors”) to determine their compensation;

Proposal No. 3: By special resolutions, to approve that (a) the Company effect one or more consolidations (each a “Share Consolidation”) of its issued and unissued share capital, which consists of the Class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and the Class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”), each at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-five thousand (5,000) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date of each Share Consolidation to be determined by the Board of Directors in its sole discretion within two (2) years after the date of passing of this resolution, provided that the cumulative consolidation ratio for all such Share Consolidations shall not exceed one (1)-for-five thousand (5,000), be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the next whole ordinary share be and is hereby approved; and (c) any director or officer of the Company be and is hereby authorized to perform all such acts and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

Proposal No. 4: By a special resolution, to approve that, subject to and conditional upon the passing of the Share Consolidation Proposal, conditional upon the determination of the exact consolidation ratio and with effect from the effective date of the first Share Consolidation, the authorized share capital of the Company be increased from US$50,000 to such amount up to US$1,750,000,000, as a result from the creation of up to an additional 3,149,910,000 Class A Ordinary Shares, such that there shall be a total of 3,150,000,000 Class A ordinary shares in the Company’s authorized share capital, each with a par value equal to that applicable upon effectiveness of the first Share Consolidation (the “First Post-Consolidation Par Value”) and that following such share capital increase, the authorized share capital of the Company shall be divided into (i) 3,150,000,000 Class A ordinary shares and (ii) such number of Class B ordinary shares in the authorized share capital resulting from the first Share Consolidation, each with the First Post-Consolidation Par Value (the “Increase of Authorized Share Capital” and such proposal, the “Increase of Authorized Share Capital Proposal”).

Proposal No. 5: By special resolutions, to approve that, subject to and conditional upon the passing of the Share Consolidation Proposal, with effect from the effective date of the first Share Consolidation, (a) the existing amended and restated memorandum and articles of association of the Company be and is hereby amended and restated to reflect the Share Consolidation and the Increase of Authorized Share Capital by adopting the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and (b) any director or officer of the Company be and is hereby authorized to perform all such acts and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Second Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the board resolutions to be passed by the Board of Directors, with the Cayman Islands General Registry (the “Cayman Registrar”), and any further relevant filings with the Cayman Registrar as may be required to effect the Second Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation and the Increase of Authorized Share Capital Proposal (the “M&A Amendment Proposal”).

Proposal No. 6: By an ordinary resolution, to approve the 2025 Share Incentive Plan of the Company.

Proposal No. 7: By an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 6 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The proxy statement is also available for viewing at https://www.transhare.com/libang.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their shares will be voted are required to vote in accordance to the voting instruction (contained in this notice of the Meeting). The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on December 5, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at the close of business on the Record Date are entitled to vote at the Meeting and any adjourned or postponed meeting thereof.

Holders of our shares as of the Record Date are cordially invited to attend the Meeting in person. Your vote is important. If you cannot attend the Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Meeting to ensure your representation at such meeting.

By Order of the Board of Directors,

Feng Huang
Chairman of the Board of Directors
Dated: December 18, 2025